UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

   Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                    Computer Associates International, Inc.
-----------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.10 per share
-----------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   204912109
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                                (CUSIP Number)

                               Mr. Roger Rotach
                               Careal Holding AG
                                  Utoquai 49,
                           8022 Zurich, Switzerland
                                 411-269-53-53

                                   Copy to:

                            Richard A. Miller, Esq.
                          Simpson Thacher & Bartlett
                425 Lexington Avenue, New York, New York 10017
                                 212-455-2000

-----------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 7, 2001
-----------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 204912109                                           Page 2 of 6



________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Careal Holding AG

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS:

           WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Switzerland

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF               121,232,900

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                          0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING               121,232,900

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                          0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          121,232,900

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                          [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          21.05%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

                          CO

________________________________________________________________________________

CUSIP No. 204912109                                           Page 3 of 6


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     Walter H. Haefner

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

           WC of Careal Holding AG

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Switzerland

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF               121,232,900

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                          0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING               121,232,900

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                          0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          121,232,900

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                          [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          21.05%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON:

                          IN

________________________________________________________________________________

CUSIP No. 204912109                                           Page 4 of 6


          This Amendment No. 7 to the Statement on Schedule 13D, filed on August 24, 1987, by Careal Holding AG, a Swiss corporation ("Careal"), and Mr. Walter H. Haefner, a national and resident of Switzerland, as amended on July 21, 1988, February 22, 1989, June 14, 1989, August 3, 1989, December 1, 1989
and September 16, 1998 (the "Statement"), further amends and supplements such Statement with respect to the Common Stock, par value $.10 per share ("Common Stock"), of Computer Associates International, Inc., a Delaware corporation ("Computer Associates"), by amending and restating Item 5 of the Statement in its entirety. All items not described herein remain as previously reported in the Statement.

Item 5.       Interest in Securities of the Issuer.

          As of November 9, 2001, Careal is the owner of record of 121,232,900 shares of Common Stock representing approximately 21.05% of the Common Stock outstanding, based upon information as to the number of such shares outstanding at November 5, 2001 provided in Computer Associates' quarterly report on Form 10-Q for the quarter ended September 30, 2001. Mr. Haefner is the beneficial owner of such 121,232,900 shares of Common Stock and has sole voting and dispositive power with respect thereto.

          Other than the 121,232,900 shares of Common Stock owned of record by Careal and beneficially owned by Mr. Haefner, to the best knowledge of Careal, none of its other directors or executive officers are the beneficial owners of, nor do any of them have a right to acquire, directly or indirectly, shares of Common Stock.

          Except as set forth in Schedule 1 hereto, neither Careal nor Mr. Haefner has effected any transactions in shares of Common Stock during the past 60 days.

CUSIP No. 204912109                                           Page 5 of 6


                                  Signatures

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                   CAREAL HOLDING AG



                                   By: /s/ Walter H. Haefner
                                       -----------------------------------
                                       Name: Walter H. Haefner
                                       Title: Chairman and President



                                    WALTER H. HAEFNER



                                    /s/ Walter H. Haefner
                                    --------------------------------



Dated:   November 13, 2001

CUSIP No. 204912109                                           Page 6 of 6

                                  Schedule 1
                                  ----------

          Sales effected within the past 60 days of Common Stock owned of record by Careal and beneficially owned by Mr. Haefner:

                 Number of             Price Per               Nature of
  Date            Shares                Share                Transaction
  ----            ------                -----                -----------

11/7/01          754,600              $29.7499             Open market sale

11/8/01          550,000              $28.6874             Open market sale

11/9/01          550,000              $28.1761             Open market sale